                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                                (RULE 13D-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                       VERMONT FINANCIAL SERVICES CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)


                    COMMON STOCK, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   924180102
                  --------------------------------------------
                                 (CUSIP number)


                                Paul A. Perrault
                Chairman, Chief Executive Officer and President
                             Chittenden Corporation
                             Two Burlington Square
                           Burlington, Vermont 05401
                                 (802) 658-4000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                               December 16, 1998
            -------------------------------------------------------
            (Date of event which requires filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].



                       (Continued on the following pages)

                               Page 1 of 10 Pages
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 924180102                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Chittenden Corporation
      I.R.S. Identification No. 03-0228404
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC,OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Vermont
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,557,073/(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,557,073/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,557,073 SHARES OF COMMON STOCK/(1)/

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.6%/(2)/

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      TYPE OF REPORTING PERSON*
14
      HC/CO

------------------------------------------------------------------------------

/(1)/ Beneficial ownership of all such shares is being reported hereunder solely as a result of the Option (as hereinafter defined) granted pursuant to the Stock Option Agreement (as described in Item 4 hereof). The reporting person expressly disclaims any beneficial ownership of such shares of Common Stock (as hereinafter defined) pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

/(2)/ This percentage is calculated in accordance with Rule 13d-3(d)(1) by dividing the number of shares of Common Stock issuable pursuant to the Option by the sum of (A) the currently outstanding number of shares of Common Stock, as represented to Chittenden in the Merger Agreement (as hereinafter defined), and
(B) the shares underlying the Option. The shares of Common Stock represented by the Option are 19.9% of the currently outstanding number of shares of Common Stock, as represented to Chittenden in the Merger Agreement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 10 Pages
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ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock, par value per share $1.00 (the "VFSC Common Stock"), of Vermont Financial Services Corp. ("VFSC"). The principal executive offices of VFSC are located at 100 Main Street, Brattleboro, Vermont 05301.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c) and (f). This Schedule 13D is being filed by Chittenden Corporation, a Vermont corporation ("Chittenden"). Chittenden is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, which provides a wide variety of banking services through its subsidiaries to individuals, corporations and other customers. These services include retail banking, consumer and commercial lending, mortgage origination and servicing and trust services. Chittenden's wholly-owned subsidiaries are Chittenden Trust Company, Chittenden Connecticut Corporation, Flagship Bank and Trust Company and The Bank of Western Massachusetts. Chittenden Trust Company's wholly-owned subsidiaries include Chittenden Insurance Products and Services Inc. and Chittenden Securities, Inc. The principal executive offices of Chittenden are located at Two Burlington Square, Burlington, Vermont 05401.

          Each executive officer and each director of Chittenden is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and is specifically incorporated herein by reference.

          (d)-(e). During the last five years neither Chittenden nor, to the best knowledge of Chittenden, any executive officer or director of Chittenden has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          Pursuant to the Stock Option Agreement described in Item 4, VFSC has granted Chittenden an option (the "Option") to purchase, upon the occurrence of certain specified events which are not within the control of Chittenden, up to 2,557,073 authorized but unissued shares of VFSC Common Stock (the "Option Shares") at a price of $22.00 per share, which numbers are subject to adjustment. The exercise of the Option to purchase the full number of shares of VFSC Common Stock currently covered thereby would require aggregate funds of $56,255,606, excluding administrative fees and expenses associated therewith.
If Chittenden were to purchase the Option Shares pursuant to the Stock Option Agreement, Chittenden currently anticipates that such funds would be provided from one or more of the following

                               Page 3 of 10 Pages
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sources: working capital, dividends from Chittenden's subsidiaries and/or borrowings from sources yet to be determined.

ITEM 4.   PURPOSE OF TRANSACTION.

          On December 16, 1998, Chittenden entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Chittenden, Chittenden Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Chittenden, and VFSC. The Merger Agreement provides for a series of transactions pursuant to which VFSC will merge with and into Chittenden (the "Merger") and VFSC's separate corporate existence will cease. Chittenden will be the surviving corporation (the "Surviving Corporation") of the Merger and will continue its corporate existence under the laws of the State of Vermont.

          As a result of the Merger, each outstanding share of VFSC Common Stock at the Effective Time (as such term is defined in the Merger Agreement), excluding treasury shares, will be converted into the right to receive 1.07 shares of the common stock, par value $1.00 per share (the "Chittenden Common Stock"), of Chittenden, subject to adjustment under certain circumstances specified in the Merger Agreement. The Merger would result in the VFSC Common Stock ceasing to be authorized to be quoted on the NASDAQ National Market and the termination of registration of such securities pursuant to the Exchange Act.

          Consummation of the Merger is subject to a number of conditions set forth in the Merger Agreement, including, without limitation, approval by the requisite vote of the shareholders of each of Chittenden and VFSC, the receipt of regulatory approvals, the effectiveness of a registration statement relating to the shares of Chittenden Common Stock to be issued to the holders of VFSC Common Stock in the Merger, the approval for listing of the Chittenden Common Stock to be issued in the Merger on the New York Stock Exchange, and the absence of any order, decree or injunction of a court or agency of competent jurisdiction which enjoins, prohibits or makes illegal the consummation of the Merger. The Merger Agreement is included as Exhibit 2.1 to Chittenden's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the "SEC") on December 17, 1998 (the "Chittenden Form 8-K"), and is hereby incorporated herein by reference.

          As an inducement to the willingness of Chittenden to enter into the Merger Agreement, Chittenden and VFSC entered into a Stock Option Agreement, dated as of December 16, 1998 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, VFSC granted Chittenden the Option to purchase up to 2,557,073 authorized but unissued shares of VFSC Common Stock at a price of $22.00 per share, which Option is exercisable only upon the occurrence of certain events. The number of Option Shares issuable upon exercise of the Option is subject to adjustment in the event that any shares of VFSC Common Stock are issued or otherwise become outstanding or are redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Stock Option Agreement such that after such action the number of Option Shares equals 19.9% of the number of shares of VFSC Common Stock then outstanding without giving effect to any shares subject to or issued under the Option. In addition, the number of shares subject to the Option will be adjusted in the event of any change in the number of outstanding shares of VFSC Common Stock by

                               Page 4 of 10 Pages
reason of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares or the like by VFSC. Under certain circumstances set forth in the Stock Option Agreement, VFSC can be required to repurchase the Option and any Option Shares at a formula price based on the difference between (x) the price paid or offered to be paid to VFSC or its stockholders in certain competing transactions involving the acquisition of VFSC or the highest last sale price of VFSC Common Stock within a defined period and
(y) the exercise price of the Option. The Stock Option Agreement is included as
Exhibit 10.1 to the Chittenden Form 8-K and is hereby incorporated herein by reference.

          Pursuant to the Merger Agreement, effective as of the Effective Time, Chittenden shall cause the size of its Board of Directors to be increased to seventeen members and shall cause six members of the Board of Directors of VFSC to be elected to Chittenden's Board of Directors. The six members of VFSC's Board of Directors to be elected to Chittenden's Board of Directors shall be chosen by Chittenden after consultation with VFSC. Pursuant to the Merger Agreement, upon consummation of the Merger, (i) the charter and bylaws of the Surviving Corporation will be the charter and bylaws of Chittenden, as such charter and bylaws may be amended prior thereto and (ii) the corporate name of the Surviving Corporation shall be Chittenden Corporation. Paul A. Perrault, Chairman of the Board, Chief Executive Officer and President of Chittenden, will have the same title of the Surviving Corporation.

          Under the terms of the Merger Agreement, VFSC has agreed that prior to the Effective Time, if such action would prevent or impede the Merger from qualifying for "pooling of interests" accounting treatment under generally accepted accounting principles then neither it nor its subsidiaries shall pay any dividend other than regular quarterly cash dividends payable on VFSC Common Stock in the ordinary course consistent with past practice (with any increase as is consistent with past practice).

          Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither Chittenden nor, to the best of Chittenden's knowledge, any of the individuals named in Annex A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of this Schedule 13D.

          The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which were previously filed as Exhibit
2.1 and Exhibit 10.1, respectively, to the Chittenden Form 8-K and which are incorporated by reference as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Chittenden may be deemed to own beneficially 2,557,073 shares of VFSC Common Stock, which, following the issuance of such shares, will represent approximately 16.6% of the outstanding shares of VFSC Common

                               Page 5 of 10 Pages

Stock. If Chittenden were to acquire such shares, it would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the Option is exercisable, Chittenden expressly disclaims present beneficial ownership of the Option Shares.

          Except as set forth above or in a fiduciary capacity, neither Chittenden nor, to the best of Chittenden's knowledge, any of the individuals named in Annex A hereto, owns any shares of VFSC Common Stock.

          (c) Neither Chittenden nor, to the best of Chittenden's knowledge, any of the individuals named in Annex A hereto, has effected any transaction in the VFSC Common Stock during the past 60 days, excepting transactions in a fiduciary capacity.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Merger Agreement contains certain customary restrictions on the conduct of the business of VFSC pending the Merger, including certain customary restrictions relating to the VFSC Common Stock. Except as provided in the Merger Agreement or the Stock Option Agreement, neither Chittenden nor, to the best of Chittenden's knowledge, any of the individuals named in Annex A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of VFSC, including but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       1. Agreement and Plan of Merger, dated as of December 16, 1998, by and between Chittenden Corporation, Chittenden Acquisition Subsidiary, Inc. and Vermont Financial Services Corp. (Incorporated by reference to Exhibit 2.1 of Chittenden's Form 8-K, which was filed with the Securities and Exchange Commission on December 17, 1998.)

       2. Stock Option Agreement, dated as of December 16, 1998, by and between Chittenden Corporation and Vermont Financial Services Corp. (Incorporated by reference to Exhibit 10.1 of Chittenden's Form 8-K, which was filed with the Securities and Exchange Commission on December 17, 1998.)

                               Page 6 of 10 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Dated: December 23, 1998



                              CHITTENDEN CORPORATION


                              By:    /s/ F. Sheldon Prentice
                                     ----------------------------------------
                              Name:  F. Sheldon Prentice
                              Title: Senior Vice President, General Counsel
                                     and Secretary


                               Page 7 of 10 Pages

                                                                         ANNEX A
                                                                         -------

                            IDENTITY AND BACKGROUND

     The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Chittenden Corporation. Except as set forth below, the principal business address of each such director and executive officer is the address of Chittenden Corporation, Two Burlington Square, Burlington, Vermont 05401. Each of such directors and executive officers is a citizen of the United States.

                                   DIRECTORS
                                   ---------

Name and Business Address           Present Principal Occupation or Employment
-------------------------           ------------------------------------------

Frederic H. Bertrand                Retired

David M. Boardman                   President  -  Associates in Financial
346 Sheburne Road                                 Planning
Burlington, VT 05402

Paul J. Carrara                     President  -  J.P. Carrara & Sons, Inc.
R.D. 3
Middlebury, VT 05753

Richard D. Driscoll                 Retired

Lyn Hutton                          Vice President and Treasurer - The John D. &
140 South Dearborn Street           Catherine T. MacArthur Foundation
Suite 1000
Chicago, IL 60603

Philip A. Kolvoord                  Of Counsel in the law firm of Kolvoord,
3 Main Street                       Overton & Wilson
Essex Junction, VT 05452

Martel D. Wilson, Jr.               Retired

Paul A. Perrault                    Chairman of the Board, President and Chief
                                    Executive Officer of Chittenden

James C. Pizzagalli                 President - Pizzagalli Construction Company
P.O. Box 2009, Joy Drive
South Burlington, VT 05407

Pall D. Spera                       President -  Pall Spera Company
Route 108 Mountain Road
Stowe, VT 05672

                               Page 8 of 10 Pages
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                               EXECUTIVE OFFICERS
                               ------------------


Name and Business Address           Present Principal Occupation or Employment
-------------------------           ------------------------------------------

Paul A. Perrault                    Chairman of the Board, President and Chief
                                    Executive Officer

Howard L. Atkinson                  Chief Auditor

John P. Barnes                      Executive Vice President

Lawrence W. DeShaw                  Executive Vice President

John W. Kelly                       Executive Vice President

Danny H. O'Brien                    Executive Vice President

F. Sheldon Prentice                 Senior Vice President, General Counsel &
                                    Secretary

Kirk W. Walters                     Executive Vice President, Chief Financial
                                    Officer and Treasurer

                               Page 9 of 10 Pages
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                                 EXHIBIT INDEX
                                 -------------


Exhibit Number                Description
--------------                -----------


     1. Agreement and Plan of Merger, dated as of December 16, 1998, by and between Chittenden Corporation, Chittenden Acquisition Subsidiary, Inc. and Vermont Financial Services Corp. (Incorporated by reference to Exhibit 2.1 of Chittenden's Form 8-K, which was filed with the Securities and Exchange Commission on December 17, 1998.)

     2. Stock Option Agreement, dated as of December 16, 1998, by and between Chittenden Corporation and Vermont Financial Services Corp. (Incorporated by reference to Exhibit 10.1 of Chittenden's Form 8-K, which was filed with the Securities and Exchange Commission on December 17, 1998.)

                              Page 10 of 10 Pages